Exhibit 21.1
List of Subsidiaries

KVH Industries A/S	Denmark

KVH Industries Pte. Ltd.	Singapore

KVH Industries Brasil Comunicacao Por Satelite Ltda.	Brazil

KVH Industries Norway AS	Norway

KVH Industries Japan Co. Ltd.	Japan

KVH Media Group Ltd.	United Kingdom

KVH Media Group Communication Ltd.	United Kingdom

KVH Media Group International Ltd.	United Kingdom

KVH Media Group Ltd.	Cyprus

KVH Media Group India Private Ltd	India